SCHEDULE 13D
JOINT FILING AGREEMENT

Agreement, dated as of May 28, 2009, among Liaoning Nengfa Weiye New Energy Application Co., Ltd., Lihua Wang and Gang Li (collectively, the “Parties”).

Each of the Parties hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in common stock of NF Energy Savings Corp of America beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit (“Schedule 13D”) by each of the above-named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

LIAONING NENGFA WEIYE NEW ENERGY APPLICATION CO., LTD.

June 1, 2009	By:	/s/ Gang Li
Name: Gang Li Title: Authorized Signatory

/s/ Lihua Wang
Lihua Wang, Individually

/s/ Gang Li
Gang Li, Individually

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